March 3, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Matthew Derby

Re:       Clear Peak Energy, Inc. (the “Company”)

Registration Statement on Form 10-12G

Filed January 3, 2022

File No. 000-27111

Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 000-27111) on Form 10-12G (the “Registration Statement”), together with all exhibits thereto. The Company is withdrawing the Registration Statement, which has not been declared effective, because the financial statements would be deemed stale as of the pending date of effectiveness, March 4, 2020, pursuant to Regulation S-X (17 CFR § 210) Section 8-08(b)(3).

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at 801-836-7423, direct email jeff@clpe.com.

Sincerely,

Clear Peak Energy, Inc.

Jeffrey A. Jensen

Jeffrey A. Jensen

Secretary and Treasurer